Exhibit 99.134

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Reports Assets Under Management at C$698 Million (US$512 Million), Up 37% This Fiscal Year, Bolstered by Continued Month Over Month Net Inflows of C$6.5 Million (US$4.8 Million), Among Other Key Developments

●	AUM & Continued Inflows: Valour reports AUM of C$698 million (US$512 million) as of June 30, 2024, marking a notable year to date increase of 37%. This growth is further bolstered by Valour’s continued month-over-month strong net inflows of C$6.5 million (US$4.8 million) during June, demonstrating robust investor confidence and continued demand for Valour's ETP products despite the recent downturn in digital asset markets.

●	Strong Financial Position: Current cash balance is approximately C$67.1M (US$49.3M) and current loans payable stand at approximately C$17.7M (US$13M). The Company also purchased and holds 110 Bitcoin as part of its treasury strategy.

●	Valour Bitcoin Staking (BTC) ETP: One of Valour’s newest ETPs, Valour Bitcoin Staking (BTC), led all ETPs in inflows with C$2.3 million (US$1.7 million) in net inflow. This ETP, the world's first and only Bitcoin ETP that generates yield for investors, showcases Valour's innovative approach by offering exposure to Bitcoin while providing a 5.65% yield—all without the need to sell or trade Bitcoin.

●	Product Launches and Strategic Partnerships: Valour introduced the world's first CORE ETP, expanded the world's first Hedera (HBAR) ETP to the Spotlight Stock Market, celebrated the launch of the world's first Valour Hedera (HBAR) ETP at Börse Frankfurt and introduced the world's first yield-bearing Bitcoin (BTC) ETP on Börse Frankfurt. Furthermore, Reflexivity Research partnered with CoinMarketCap to provide in-depth crypto research. Additionally, DeFi Technologies deployed a validator node on the Core Chain, participating in non-custodial Bitcoin staking.

Toronto, Canada, July 10, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") reports C$698 million (US$512 million) as of June 30, 2024. This figure represents a significant year to date increase of 37%.

Despite a decrease in AUM from May due to a downturn in digital asset prices, Valour's strategic initiatives continue to drive substantial growth. Notably, the Company continues to see net inflows into its ETPs month over month, buoyed by a strong net inflow of C$6.5 million (US$4.8 million) in the month of June.

One of Valour’s newest ETPs, Valour Bitcoin Staking (BTC), led all ETPs in inflows with C$2.3 million (US$1.7 million) in net inflow. This ETP, the world's first and only Bitcoin ETP that generates yield for investors, showcases Valour's innovative approach by offering exposure to Bitcoin while providing a 5.65% yield—all without the need to sell or trade Bitcoin. This novel offering has created significant demand among investors.

The company maintains a strong financial position with a current cash balance of approximately C$67.1M (US$49.3M) and current loans payable of approximately C$17.7M (US$13M). Additionally, the company has purchased and holds 110 Bitcoin as part of its treasury strategy.

Below is a recap of the Company’s announcements from June 2024.

Debut of World's First CORE ETP and Expansion of World's First Hedera ETP: Valour introduced the world's first CORE ETP and expanded the world's first Hedera (HBAR) ETP to the Spotlight Stock Market, marking the first ETP offerings on this exchange. The Valour CORE ETP provides exposure to the Core blockchain's native token with its unique Satoshi Plus consensus mechanism, while the Valour Hedera ETP offers access to Hedera's energy-efficient HBAR cryptocurrency. These products enhance Valour's portfolio and signify a deepening collaboration with the Core Foundation, following the successful launch of the Valour Bitcoin Staking ETP. This underscores Valour's commitment to delivering cutting-edge digital asset investment products.

Reflexivity Research Partnership with CoinMarketCap: DeFi Technologies’ subsidiary, Reflexivity Research, partnered with CoinMarketCap, the world's most trusted source of crypto data and insights, to offer users in-depth fundamental research on various crypto assets. CoinMarketCap users will gain access to Reflexivity Research's high-quality, actionable research, including fundamental analysis, market structure updates, and technical breakdowns. Additionally, Reflexivity Research will host quarterly live discussions with leading crypto protocol foundations on the CMC Community Live platform, furthering user education and engagement.

Valour Hedera (HBAR) ETP Launch Celebration: The celebration at Börse Frankfurt's main trading floor, with participation from Valour and The Hashgraph Association, drew significant attention from key industry leaders and investors. This event marked the debut of the world's first Valour Hedera (HBAR) ETP. Valour launched this product in collaboration with The Hashgraph Association (THA), a Swiss-based organization focused on leveraging Hedera's eco-friendly distributed ledger technology. Hedera, governed by a council of independent global organizations, is notable for its energy-efficient Proof-of-Stake consensus mechanism. The Hedera network includes major corporations such as Google, IBM, Boeing, Dell, Deutsche Telekom, Standard Bank, and LG Electronics. HBAR, the native currency of Hedera, is used for network utilization fees and security, ranking among the world's top thirty cryptocurrencies with a market capitalization of $3.1 billion.

Launch of Yield-Bearing Bitcoin (BTC) ETP on Börse Frankfurt: Valour in collaboration with Core Foundation, introduced the world's first yield-bearing Bitcoin (BTC) ETP on the Börse Frankfurt Exchange. This product, previously launched on the Nordic Growth Market (NGM) with a 1.9% management fee, offers German investors exposure to Bitcoin with a 5.65% yield. The Core blockchain network, powered by Bitcoin, forms the foundation for Valour Bitcoin Staking (BTC) ETP, providing Ethereum Virtual Machine (EVM) compatibility and the innovative Satoshi Plus consensus mechanism to enhance security and scalability. This product streamlines Bitcoin investment by delegating Bitcoins to Core validators, with the yield attributed to the Net Asset Value (NAV) on a daily basis. It ensures custodial control and security while offering substantial yield without requiring investors to sell or trade their Bitcoin holdings.

Core Chain Validator Node Launch: DeFi Technologies deployed an independent validator node on the Core Chain as part of its DeFi Infrastructure business line. This initiative is part of a broader collaboration with Core Foundation, which began with the development of innovative Bitcoin ETPs, including Valour's Yield Bearing BTC ETP and a novel Core ETP. Through its subsidiary Valour, DeFi Technologies staked 1,498 BTC, participating in non-custodial Bitcoin staking and earning rewards from Core's consensus mechanism.

“We are thrilled with the continued inflows into our ETPs and the innovation showcased by our subsidiary, Valour,” said Olivier Roussy Newton, CEO of DeFi Technologies. “The impressive launches of our innovative ETPs underscore our commitment to providing investors with unique and valuable opportunities in the digital asset space. As we continue to expand our offerings and deepen our strategic collaborations, we remain dedicated to developing continued investor demand for our ETPs and scaling revenue-generating opportunities.”

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research is one of the fastest growing research firms in the disruptive world of digital assets and cryptocurrencies. A subsidiary of DeFi Technologies, Reflexivity Research y was founded by Will Clemente and Anthony Pompliano with the goal of providing crypto-native research in an easily digestible format. Since launch, Reflexivity Research has partnered with some of the largest crypto organizations in the world and counts readers across major hedge funds, public company C-Suites, and the most respected family offices. You can read the firm's research at www.reflexivityresearch.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; yields generated by ETPs; staking of BTC on the on the Core Chain; listing of future ETPs; collaboration with Core Foundation; the Company’s Bitcoin treasury strategy; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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 For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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